





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCX Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2002 Timberloch Place, Suite 200
(No. and Street)

The Woodlands (City) Texas (State) 77381 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean-Louis Guinchard 858 232 5887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co.
(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue (Address) Dallas (City) Texas (State) 75214 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jean-Louis Guinchard _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
RCX Capital Group, LLC _____, as
of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President
Title



Notary Public


MELISSA M ROGERS
Official Seal
Notary Public – State of Illinois
My Commission Expires Dec 21, 2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of RCX Capital Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RCX Capital Group, LLC as of December 31, 2018, the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of RCX Capital Group, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RCX Capital Group, LLC's management. Our responsibility is to express an opinion on RCX Capital Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1 and Schedule II, Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of RCX Capital Group, LLC's financial statements. The supplemental information is the responsibility of RCX Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1 and Schedule II, Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC

We have served as RCX Capital Group, LLC's auditor since 2018.
Dallas, Texas
March 14, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

RCX Capital Group, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	74,918
Employee advances		166,667
Other receivables		185,000
Prepaid expenses		16,750
Prepaid income tax		5,790
Investment		150,000
Total assets	$	599,125

Liabilities and Members' Equity (Deficit)

Liabilities

Accounts payable and accrued expenses	$	62,020
Liabilities subordinated to the claims of general creditors		1,398,795
Total liabilities		1,460,815

Members' equity (deficit)

Members' equity (deficit)		(861,690)
Total members' equity (deficit)		(861,690)
Total liabilities and members' equity (deficit)	$	599,125

The accompanying notes are an integral part of these financial statements.

RCX Capital Group, LLC
Statement of Operations
For the Year Ended December 31, 2018

Revenues

Fee based income	$ 2,844,701
Other income	2,357
Total revenues	2,847,058

Expenses

Employee compensation and benefits	2,471,502
Occupancy	25,010
Professional fees	162,068
Interest expense	13,116
Other operating expenses	210,921
Insurance	124,093
Total expenses	3,006,710
Net income (loss) before income tax provision	(159,652)
Income tax provision	981
Net income (loss)	$ (160,633)

The accompanying notes are an integral part of these financial statements.

RCX Capital Group, LLC
Statement of Changes in Members' Equity (Deficit)
For the Year Ended December 31, 2018

	Members' Equity (Deficit)
Balance at December 31, 2017	$ (792,724)
Members' contributions	100,000
Members' distributions	(8,333)
Net income (loss)	(160,633)
Balance at December 31, 2018	$ (861,690)

RCX Capital Group, LLC
Statement of Changes in Liabilities Subordinated
To the Claims of General Creditors
For the Year Ended December 31, 2018

	Total
Balance at December 31, 2017	$ 1,385,679
Increase:	
Accrual of Interest	13,116
gain to retained earnings	
(Decrease):	
Balance at December 31, 2018	$ 1,398,795

RCX Capital Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flow from operating activities:		
Net income (loss)		$ (160,633)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deferred interest on subordinated loan	$ 13,116	
(Increase) decrease in assets:		
Account receivable, net	81,094	
Other receivables	(60,000)	
Prepaid expenses	13,312	
Deposits	10,000	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	3,312	
Total adjustments		60,834
Net cash provided by (used in) operating activities		(99,799)
Net cash provided by (used in) in investing activities		
Cash flow from financing activities:		
Member contributions	100,000	
Member distributions	(8,333)	
Net cash provided by (used in) financing activities		91,667
Net increase (decrease) in cash		(8,132)
Cash at beginning of year		83,050
Cash at end of year		$ 74,918
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$ 981	
Non-Cash Activity		
Disposition of fully depreciated assets	$ 33,393	

The accompanying notes are an integral part of these financial statements.

RCX Capital Group, LLC

Notes to Financial Statements

December 31, 2018

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RCX Capital Group, LLC (the "Company") was incorporated in the State of California in September 2000 as Burland East, LLC. On May 29, 2001, the Company changed its name to Silver Portal Capital, LLC. On January 11, 2018, the Company changes its name again to RCX Capital Group, LLC. The Company began doing business on October 18, 2001, as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company's primary business is providing investment banking, investment advisory and private capital raising services for companies in the real estate industry.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c-3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

The Company recognizes its Advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

The Company enters into agreements with customers to provide the services defined in each contract. Generally, the Company receives placement and success fees as compensation for services rendered. Some other services include investment advisory services for structuring investments.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The compensation structures of the placement and success fees are defined in the contracts and are generally paid to the Company for successfully closing a transaction. The Company satisfies its performance obligations upon consummating the transaction defined in the contracts. These performance obligations are typically facilitating capital raises for the client or closing a defined transaction. These fees are generally variable and the estimate of variable consideration is typically constrained in accordance with paragraphs 606-10-32-11 through 32-13 of (ASU) No. 2014-09 because the uncertainty associated with the variable consideration. Specifically, the

amount of consideration is highly susceptible to factors outside the entity's influence can take an extended period of time, price concessions could occur and there is a large number and broad range of possible outcomes. Revenue is recognized from the satisfaction of the performance obligation based on the amount the Company has a right to invoice and that amount directly corresponds with the value to the customer of the performance completed to date.

The Company has adopted FASB ASC 320, Investments - Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to State Taxes.

New Accounting Standards

During fiscal year 2018, the Organization adopted the following Accounting Standard Updates (ASUs):

Adoption of ASC Topic 606, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to member's capital as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a partnership for tax purposes. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax.

Note 3: RECEIVABLES - OTHER

Other receivables consist of $185,000 in advances to the Company's employees. This receivable is unsecured, non-interest bearing and due on demand.

Note 4: SUBORDINATED LIABILITIES

The liability subordinated to the claims of general creditors consists of a subordinated loan agreement of $1,311,635, which bears an interest rate of 1% per annum, and the related accrued interest payable of $87,106. In addition, the subordinated loan can be automatically extended yearly. The expiration date of the subsidized loan is June 18, 2019. Interest expense for this subordinated loan was $13,116 for the year ending December 31, 2018.

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid. The parties to the agreement have elected to have all eligible accrued interest on the loan treated as additional subordinated capital. The balance due shown on the Statement of Financial Condition includes all interest accrued since the inception of the loan.

The Scheduled Maturity Date hereof in each year, without further action by either the Lender or Broker/Dealer, shall be extended an additional year unless on or before the day thirteen months preceding the Scheduled Maturity Date then in effect, the Lender shall notify the Broker/Dealer in writing, with a written copy to FINRA, that such Scheduled Maturity Date shall not be extended. By incorporating this provision, the parties represent that: (a) the Lender will retain an ownership interest in the Broker/Dealer during the extended maturity period(s); and (b) the Broker/Dealer shall notify FINRA if any change in ownership status occurs that results in the Lender retaining no ownership interest in the Broker/Dealer.

Note 5: COMMITMENT AND CONTINGENCIES
Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2018 or during the year then ended.

Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

Note 6: CONCENTRATION OF CREDIT RISK

The Company's business is influences by the U.S. and World Economy and it operates primarily within the energy industry which is dependent upon related commodity prices. The Company targets companies in the exploration and production oil service, midstream, renewable fuels, and alternative energy sectors. This lack of diversification may cause the Company's financial results to be volatile. Further, in the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs".)

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (continued)

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2018. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $12,898 which was $7,898 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($62,020) to net capital was 4.81 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: INVESTMENTS

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Note 9: INVESTMENTS (continued)

Process and Structure

Management is responsible for the Company's fair value valuation policies, process, and procedures. Management implements valuation control processes to validate the fair value of the Company's financial instruments measure at fair value to assure that the values used for the financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes for financial instruments categorized in level 3 of the fair value hierarchy by utilizing recently executed transactions, as available, for validating the fair values of financial instruments. If recent transactions are not utilized, the cost of the investment is general utilized.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018

Assets	Level 1	Level 2	Level 3	Total
Investment	-	-	$ 150,000	$ 150,000
TOTALS	$ -	$ -	$ 150,000	$ 150,000

Note 10: MEMBERS' EQUITY

Membership Interest Purchase

Effective January 8, 2018, the Initial Member entered into a Membership Interest Purchase Agreement with the New Majority Member whereby the Initial Member sold his membership interest, to the New Majority Member.

Note 11: SUBSEQUNT EVENTS

The Company performed an evaluation of events that have occurred subsequent to December 31, 2018, and through March 14, 2019, the date of the filling of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to recognize in the consolidated financial statements as of December 31, 2018.

RCX Capital Group, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital

Total members' equity (deficit)			$ (861,690)
Add: Additions to capital			
Subordinated liabilities allowable for net capital computation			1,398,795
Total equity & allowable subordinated liability			537,105
Less: Non-allowable assets			
Prepaid expense	$ (16,750)		
Prepaid income tax	(5,790)		
Investment	(150,000)		
Employee advances, non allowable	(166,667)		
Other receivables, non allowable	(185,000)		
Total non-allowable assets			(524,207)
Net capital			12,898
Computation of net capital requirements			
Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$ 4,135		
Minimum dollar net capital required	$ 5,000		
Net capital required (greater of above)			(5,000)
Excess net capital			$ 7,898
Aggregate indebtedness			$ 62,020
Ratio of aggregate indebtedness to net capital			4.81 : 1

There was no material difference between net captial computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

RCX Capital Group, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information
Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC
Rule 15c3-3
As of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

 **McBee & Co.**

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of RCX Capital Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) RCX Capital Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RCX Capital Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) RCX Capital Group, LLC stated that RCX Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year, December 31, 2018, without exception. RCX Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RCX Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co, PC

Dallas, Texas
March 14, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas ❚ Keller/Southlake

RCX Capital Group, LLC's Exemption Report

RCX Capital Group, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. RCX Capital Group, LLC, claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2018.

2. RCX Capital Group, LLC, met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2018 to December 31, 2018, without exception.

RCX Capital Group, LLC

I, Jean-Louis Guinchard, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

President
Title

March 13, 2019